EXHIBIT 99.12

IN THE UNITED STATES DISTRICT COURT

FOR THE WESTERN DISTRICT OF PENNSYLVANIA

UNITED STATES OF AMERICA,	)
)
Plaintiff,	)
vs	)	CRIMINAL NO. 03 187 M
)
PNC ICLC CORP.,	)	VIOLATION
a Delaware Corporation,	)	18 U.S.C. § 371
)
Defendant,	)	(Conspiracy to Commit
	)	Securities Fraud)

ORDER

AND NOW THIS 23rd DAY OF JUNE, 2004, this matter has come before the Court on the Motion of the United States of America for an order dismissing with prejudice the criminal complaint filed on June 2, 2003 against PNC ICLC Corp. (“PNCICLC”). Having considered the Deferred Prosecution Agreement between PNCICLC and the government, and the entire record in this matter, it is hereby

ORDERED, that the Motion of the United States of America to dismiss the criminal complaint with prejudice is hereby GRANTED; and it is further

ORDERED, that the criminal complaint against PNCICLC shall be dismissed with prejudice.

/s/ AMY REYNOLDS DAY
JUDGE